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EXHIBIT 99.1

                                  ALTAREX CORP.
                            1998 THIRD QUARTER REPORT


To our Shareholders:

During the quarter, the Company continued to advance its efforts on the corporate partnering front, added a key individual to strengthen its senior management team, and with its Clinical Advisory Board, made significant progress with its clinical programs. The focus of the Company continues to be its AIT(TM) product portfolio and advancing products towards commercialization.

As a result of significant work done during the quarter, the Company has achieved important milestones with its OvaRex(TM) MAb and BrevaRex(TM) MAb clinical programs as outlined here. Regarding OvaRexTM MAb, the Company's lead product for late stage ovarian cancer, patient accrual in the Company's 280 patient Phase IIb trial is on target with 40 clinical sites in North America participating and 134 of 280 patients enrolled as of the end of October. This trial is for women who have completed first line therapy and have had a complete clinical response to treatment.

With significant input from its Clinical Advisory Board, the Company submitted two IND amendments for OvaRex(TM) MAb that would allow it to conduct both a second potentially pivotal Phase IIb clinical trial and an open label Phase II immunology study.

The Company's second U.S. Phase IIb OvaRex(TM) study complements its ongoing Phase IIb North American trial and is part of the clinical approach of identifying the most appropriate patient population(s). The new Phase IIb OvaRex(TM) study differs from the ongoing Phase IIb trial as the study population will consist of later stage ovarian cancer patients who have an elevated CA 125 level, generally a marker of more imminent disease progression. As a consequence, study enrollment (102 patients) is smaller and can be accomplished more quickly, resulting in completion in the same time frame as our ongoing Phase IIb trial. Dr. Michael A. Bookman of the Fox Chase Cancer Center in Philadelphia, Pennsylvania has agreed to act as Principal Investigator. Both Phase IIb trials are potentially pivotal and are expected to be completed by the first half of 2001.

The open label North American Phase II immunology study of OvaRex(TM) MAb is inpatients with recurrent ovarian cancer, an even more advanced stage of disease. This multi-center, 12 patient trial, is designed to determine the extent to which OvaRex(TM) MAb induces humoral and cellular immunological responses and to generate safety and efficacy data from relapsed ovarian cancer patients who are receiving both standard chemotherapy and OvaRex(TM) MAb. Clinical investigators include Dr. Thomas Ehlen of the Vancouver Cancer Centre and Dr. James Orr of the Patty Berg Cancer Center in Fort Myers, Florida.

The Company anticipates the OvaRex(TM) MAb Phase II and IIb data will be satisfactory to explore the clinical utility of the drug, alone and in combination with standard chemotherapy, and will form the basis of a comprehensive data package for product registration. The Company also anticipates that the OvaRex(TM) MAb Phase II trial will establish baseline immunological parameters with ascites fluid-derived antibody for comparison with new cell culture-derived material to be tested in an identically designed study expected to begin in mid-1999. In addition, the Company anticipates that BrevaRex(TM) MAb Phase I study and the OvaRex(TM) MAb Phase II study will provide the Company with prospective clinical evidence of our proprietary AIT(TM) technology platform by mid-1999.

In September, AltaRex submitted an Investigational New Drug (IND) application with the U.S. Food and Drug Administration (FDA) to begin Phase I clinical testing of its second antibody-based cancer product, BrevaRex(TM) MAb. This product is a modified murine monoclonal antibody that is developed from, and specifically binds to, the MUC1 tumor associated antigen. The majority of breast, prostate, pancreatic, renal, lung and colorectal cancer tumors are known to express the MUC1 antigen. The submission of the BrevaRex(TM) IND indicates our confidence in AIT(TM) as a platform technology and represents a major milestone for the Company. The appointment of Dr. Anthony Tolcher of the Cancer Therapy and Research Center in Texas, as principal investigator, is further evidence of the Company's U.S. focus.

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The Company has also received a positive International Preliminary Examination
Report from the European Patent Office with respect to the claims contained in the Patent Cooperation Treaty (PCT) application filed by the Company covering its fundamental antibody technology platform (AIT(TM)). In the Report, all of the claims filed were found to possess novelty and an inventive step. The PCT allows for a simplified multiple filing of patent applications in various countries. Industrial applicability of the claims will be assessed on a country-by-country basis with our national stage filings.

In September, the Company announced the appointment of Edward M. Fitzgerald as Chief Financial Officer and Senior Vice President, Investor Relations. Mr. Fitzgerald has held senior management positions at BankBoston Corporation, was a Partner at Arthur Andersen & Co. and, most recently, was operating his own consulting practice. Mr. Fitzgerald brings to AltaRex a solid background in financial management and strategic business development. Blaine Schamber, who has acted as CFO for the Company since January 1996, will continue to serve as Controller, reporting to Mr. Fitzgerald.

The Company has now set its agenda for the coming 12-18 months, a period during which its activity level and cash burn rate are expected to significantly increase. The Board has put in place strategies for capital formation that include traditional financing activities as well as corporate partnering initiatives. The Company will continue to report on its progress.

FINANCIAL HIGHLIGHTS

Revenues for the three months ended September 30, 1998 were $234,627 compared with $466,059 for the same period in 1997. Revenues were $814,000 for the first nine months in 1998 compared to $1,187,888 for the same period last year. The net decrease in both periods is mainly a result of a reduction in research contract revenue in 1998.

The net loss for the three months ended September 30, 1998 was $3.8 million or $0.23 per share compared to a net loss of $1.0 million or $0.06 per share for the same period in 1997. For the first nine months of 1998, the net loss was $8.9 million or $0.54 per share compared to a net loss of $2.6 million or $0.17 per share for the same period last year. The increased net loss in both periods represents the Company's increased investment in clinical and product development activities and supporting efforts in product commercialization. The majority of these costs are attributable to the Company's lead product, OvaRexTM MAb, which is currently undergoing phase II clinical trials.

Cash and short-term investments as at September 30, 1998 was $16.8 million compared with $27.0 million at September 30, 1997 and $20.5 million at June 30, 1998.

This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such factors include, but are not limited to changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.




/s/ Richard E. Bagley
-------------------------
Richard E. Bagley
President & CEO



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CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In Canadian dollars, Unaudited)

                                                              Three Months Ended                  Nine Months Ended
                                                           September 30                       September 30
                                                               1998            1997               1998            1997


Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 234,627       $ 466,059          $ 814,000     $ 1,187,888

Research and development . . . . . . . . . . . . . . . . . . . .2,874,071       1,028,043          6,632,736       2,803,755
General and administration  . . . . . . . . . . . . . . . . . . 1,199,064         438,908          3,120,175         979,297
                                                                4,073,135       1,466,951          9,752,911       3,783,052

Net loss for the period . . . . . . . . . . . . . . . .  . . $ (3,838,508)   $ (1,000,892)      $ (8,938,911)   $ (2,595,164)

Net loss per common share . . . . . . . . . . . . . . . . . . .   $ (0.23)        $ (0.06)           $ (0.54)        $ (0.17)

Weighted average number of
  common shares outstanding . . . . . . . . . .  . . . . . . . 16,511,091      16,250,270         16,500,781      15,699,870


CONDENSED CONSOLIDATED BALANCE SHEET
(In Canadian dollars, Unaudited)

                                                                                                   As at September 30,
                                                                                                  1998            1997

ASSETS
  Cash and short-term investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 16,811,530    $ 27,066,432
  Other current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 215,661         384,677
  Capital assets, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1,724,806.      1,330,766
  Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 329,142 .            -
                                                                                                $ 19,081,139    $ 28,781,875

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .$.1,754,633. . .  $ 463,900
  Deferred lease credit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .502,648.        586,673
  Shareholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .16,823,858      27,731,302
                                                                                                $ 19,081,139    $ 28,781,875
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CONSOLIDATED STATEMENT OF CASH FLOWS
(In Canadian dollars, Unaudited)

                                                             Three Months Ended                 Nine Months Ended
                                                             September 30                       September 30
                                                                  1998            1997              1998           1997




CASH USED IN OPERATING ACTIVITIES
Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . .$.(3,838,508). $ (1,000,892)       (8,938,911)   $ (2,595,164)
Add items not affecting cash:
  Depreciation and amortization  . . . . . . . . . . . . . . . . . . 144,304 . . . . 97,206. . .      403,798         206,710
  Amortization of deferred lease credit  . . . . . . . . . . . . . . (34,983). . . .(22,660) . . . . .(99,669)        (33,327)
Net change in non-cash working capital
  balances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .76,031 . .     32,696         1,218,544         (85,803)
                                                                  (3,653,156)      (893,650)       (7,416,238)     (2,507,584)



CASH USED IN INVESTING ACTIVITIES
Purchase of capital assets . . . . . . . . .  . . . . . . . . .      (68,197)      (636,169)         (545,837)     (1,062,266)
Increase in other assets. . . . . . .  . . . . . . . . . . . . . .    14,523             -           (329,142)             -
                                                                     (53,674)      (636,169)         (874,979)     (1,062,266)


CASH PROVIDED BY FINANCING ACTIVITIES
Issue of common shares, net . . . . . . . . . . . . . . . . . . . .   18,000      2,331,230            54,000       2,800,333
Deferred lease credit . . . . . . . . . . . . . . . . . . . . . . . . .2,099        500,000            46,641         620,000
                                                                      20,099      2,831,230           100,641       3,420,333


Net increase (decrease) in cash
  and short-term investments  . . . . . . . . . . . . . . . . . . (3,686,731) . . 1,301,411 .      (8,190,576)       (149,517)
Cash and short-term investments,
  beginning of period . . . . . . . . . . . . . . . . . . . . . . 20,498,261. . .25,765,021        25,002,106      27,215,949
Cash and short-term investments,
  end of period . . . . . . . . . . . . . . . . . . . . . . . . $ 16,811,530.  $ 27,066,432       $16,811,530    $ 27,066,432

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